STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF A DOMESTIC CORPORATION

Montpellier Group, Inc., a corporation organized and existing under and by the virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of MONTPELLIER GROUP, INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof number "First" so that, as amended, said Article shall be and read as follows:

First: The name of the corporation shall be International Gold Resources, Inc.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 2nd day of September, 2005.

By:

Roland Vetter, President